                               [BDO LETTER HEAD]

                                                                 EXHIBIT 23.1(C)


18 March 1999


TMP Worldwide Inc
New York, NY


We consent to the inclusion of our report dated 8 November 1996, with respect to the consolidated balance sheets of Neville Jeffress Australia Pty. Limited as of 30 June 1995 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the two year period ended 30 June 1996 appearing in the Company's Information Statement in Schedule 14C, dated January 6, 1999, which report is incorporated by reference in this Registration Statement on Amendment No. 1 to Form S-3 of TMP Worldwide Inc.


We also consent to the reference to us under the caption "Experts" in the Prospectus.

BDO International

/s/ BDO International
/s/ Stephen La Greca
Stephen La Greca
Partner